EXHIBIT 99.7
Media Release

26 August 2022
Rio Tinto invests in a new aluminium recycling centre in Arvida

SAGUENAY, Canada - Rio Tinto is investing US$29 million (C$35 million) to build a new aluminium recycling facility at its Arvida Plant in Saguenay-Lac-Saint-Jean, Quebec, to expand its offering of low-carbon aluminium solutions for customers in the automotive, packaging and construction markets.

The facility will make Rio Tinto the first primary aluminium producer in North America to incorporate recycled post-consumer aluminium into aluminium alloys.

Clean aluminium scrap sourced locally from used vehicles and construction materials will be remelted to produce recycled content that will be used in aluminium billets at the Arvida smelter as well as other products from Rio Tinto's Quebec facilities.

Rio Tinto Aluminium Managing Director of Atlantic Operations Sebastien Ross said: “Investing in new recycling facilities in Arvida is another step in our strategy to expand our offering of low carbon aluminium products and integrate the circular economy into our value chain. This will allow us to continue to meet our customers’ growing demand for responsible and traceable products.”

The recycling center is expected to be operational in the second quarter of 2024 and will have an initial capacity of 30,000 tons per year. Construction will begin in coming months, with a remelting furnace equipped with regenerative burners and an automated scrap loading system to be installed in an existing building at the Arvida plant.

The project is expected to generate C$30 million of economic benefits in Quebec and will create around 10 new permanent jobs at the Arvida Plant.

Note to editors

Rio Tinto is an industry leader in the responsible production of aluminium, with operations in Canada powered by 100% renewable hydroelectric energy. In 2021, the company commissioned a new remelting furnace at its Laterrière Plant to recycle aluminium scrap from its internal operations and manufacturing customers to produce rolling ingots for the automotive and packaging industries. In 2020, Rio Tinto partnered with Shawinigan Aluminium to offer its customers a closed-loop recycling solution to complement its low-carbon billet production.

In addition, ELYSIS, Rio Tinto's partnership with Alcoa supported by Apple and the governments of Canada and Quebec, is pursuing the development of a revolutionary new smelting technology to produce aluminium without direct greenhouse gas emissions.

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